Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
MERISEL, INC.

Merisel, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: At a meeting of the Corporation’s board of directors, duly adopted resolutions (a) setting forth an amendment to the Corporation’s Restated Certificate of Incorporation to increase the number of shares authorized for issuance, (b) declaring the proposed amendment to be advisable and (c) directing that the proposed amendment be considered at the 2012 Annual Meeting of Stockholders.

SECOND: At the Annual Meeting of Stockholders held on December 20, 2012, the holders of at least a majority of the Corporation’s outstanding common stock voted in favor of a proposal to amend the first paragraph of Article IV of the Corporation’s Restated Certificate of Incorporation so that, as amended, said paragraph shall be and read as follows:

“The Corporation is authorized to issue a total of 81,000,000 shares of stock which shall be divided into two classes of shares designated as “Common Stock” and “Preferred Stock.”  The number of shares of Common Stock authorized to be issued is 80,000,000 with a par value of $.01 per share, and the number of shares of Preferred Stock authorized to be issued is 1,000,000 with a par value of $.01 per share.”

THIRD: The foregoing amendment of the Restated Certificate of Incorporation herein has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Restated Certificate of Incorporation to be executed on the 3rd  day of January, 2013.

By: /s/ Victor Cisario Name: Victor Cisario Title: Authorized Officer